82-34978

Clariant Ltd

Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland


Clariant

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.





CH-4132 Muttenz 1, 15/10/2010

Investor Relations
Mirjam Grieder Buttler
Tel.: +41 61 469 6766
Fax: +41 61 469 67 67
E-Mail: mirjam.grieder@clariant.com
www.clariant.com

SUPPL

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:
- Ad-hoc Announcement:

Clariant announces final conclusions of its Global Asset Network Optimization (GANO) project

Muttenz, October 15, 2010 - Clariant, a world leader in specialty chemicals, today announced the final conclusions of its Global Asset Network Optimization (GANO) project which impact eight sites globally. The measures are part of the company's overall 2009/2010 restructuring program and will lead to a reduction of up to 100 positions worldwide. Implementation will be finalized by 2013.

Yours sincerely,

Clariant Ltd

M. Grieder Buttler

Mirjam Grieder Buttler

dw 10/22

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Media Release

Clariant International Ltd

Clariant announces final conclusions of its Global Asset Network Optimization (GANO) project

Muttenz, October 15, 2010 – Clariant, a world leader in specialty chemicals, today announced the final conclusions of its Global Asset Network Optimization (GANO) project which impact eight sites globally. The measures are part of the company's overall 2009/2010 restructuring program and will lead to a reduction of up to 100 positions worldwide. Implementation will be finalized by 2013.

Following a reorganization of the Textile Chemicals Business Unit (BU), the BU headquarters will move from Reinach, Switzerland to Singapore. The move strategically locates the BU management at the center of the world's main textile markets. The Reinach-based application development laboratories for technical textiles and finishing will relocate to Muttenz, Switzerland. Muttenz will also remain the location for the BU's dedicated European sales and marketing operation.

Research & Development staff currently based at Reinach will transfer to Frankfurt, the global hub for Group R&D. This move supports the strategy of creating a 'critical mass' for R&D in Frankfurt, enhancing collaboration and knowledge sharing.

Recognizing the need to be close to key customers, the Paper Specialties BU HQ team will remain in Switzerland, moving from Reinach to Muttenz. Earlier this year the Reinach-based Leather Services BU staff also completed the move to Muttenz. As a consequence, Clariant will consolidate its activities in Switzerland at two locations - Muttenz and Pratteln (Corporate Center), and exit Reinach by 2013.

In France, the relocation of the Clariant French headquarters from Nanterre to Lamotte has been proposed and is being discussed with workers' representatives.

Clariant will also close production sites at McHenry (US), Delta (Canada) and Sefakoy (Turkey) in order to consolidate country production arrangements, thereby reducing costs and management complexity. In Guatemala City (Guatemala) Clariant will amalgamate three sites into a single production, warehousing and office facility. At Roha (India) and Shizuoka (Japan) individual production lines will be closed.



The implementation of these measures will lead to a reduction of up to 100 positions worldwide, of which approximately 70 are in Europe, including 27 in Switzerland. A further 60 Switzerland-based employees will be offered transfers to Germany and Singapore.

The GANO project was established in 2009 to address the structural weaknesses of Clariant's asset base and the long-term overcapacity issues of its production network. Including all transferring and receiving locations, approximately 30 sites are included in the GANO project.

ENDS

Media Relations Contacts

Arnd Wagner	Phone Email	+41 61 469 61 58 arnd.wagner@clariant.com
Stefanie Nehlsen	Phone Email	+41 61 469 67 42 stefanie.nehlsen@clariant.com
Ulrich Nies	Phone Email	+49 6196 757 8365 ulrich.nies@clariant.com

Investor Relations

Siegfried Schwirzer	Phone E-Mail	+41 61 469 67 49 siegfried.schwirzer@clariant.com

82-34978



Clariant – Exactly your chemistry

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant is represented globally by more than 100 group companies and employs about 17,500 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of CHF 6.6 billion in 2009. Clariant is organized into ten Business Units: Additives; Detergents & Intermediates; Emulsions; Industrial & Consumer Specialties; Leather Services; Masterbatches; Oil & Mining Services; Paper Specialties; Pigments; and Textile Chemicals.

Clariant is committed to sustainable growth, which is derived from its own innovative strength. Clariant's world-class products and services play a key role in its customers' manufacturing processes and add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and develop innovative, efficient solutions.

www.clariant.com